UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Rentokil Initial plc

(Exact name of registrant as specified in its charter)

England and Wales	001-41524	Not applicable
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

Compass House
Manor Royal
Crawley
West Sussex
United Kingdom	RH10 9PY
(Address of principal executive offices)	(Zip code)

Rachel Canham (Group General Counsel and Company Secretary)

tel +44 (0)1293 858 000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rentokil Initial plc (the “Company”) is filing this Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the year ended December 31, 2024 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report has been posted and is publicly available on the Company’s website at https://www.rentokil-initial.com/investors/sec-filings.aspx. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the year ended December 31, 2024 is filed as Exhibit 1.01 of this Form SD and is incorporated herein by reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibit

Exhibit Number	Description of Document
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rentokil Initial plc
(Registrant)

/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary

Date: May 30, 2025

3